Exhibit 99.1

Dejour Energy Moves Drill Rig to Kokopelli Leasehold

Initial Williams Fork Well to Spud this Week

Denver, Colorado, September 4, 2012 -- Dejour Energy, Inc. (NYSE MKT: DEJ / TSX: DEJ) announces that a drill rig has been contracted to drill the first well at its 72% owned Kokopelli project in the Piceance Basin, Colorado and is in the process of moving onto the location. This well is expected to spud during the coming week and will be directionally drilled to the base of the Williams Fork, logged, with casing set during Q3 2012. Successful completion of this well will secure for Dejour the substantial portion of the proven and probable undeveloped reserves, ~200 BCFe including ~12MM barrels of liquids net to Dejour, attributed to the Williams Fork section of this Kokopelli leasehold by independent engineers. Production is expected to be tied into existing gathering systems in Q4 2012.

As previously reported this 2,200 acre project is ideally situated for exploitation of both the Williams Fork and Mancos hydrocarbon laden shale bodies immediately adjacent to Williams Energy (NYSE: WPX) and Bill Barrett Corporation (NYSE: BBG) who are developing and producing their respective leaseholds to the east, west and north of the Company’s acreage. Dejour USA has worked closely with important constituents including local citizenry and government, the Bureau of Land Management and the Colorado Division of Wildlife to develop a mutually acceptable development plan for this environmentally sensitive area. Construction of the first drilling pad commenced in the fourth quarter of 2011 with production expected to begin in the second half of 2012. According to National Instrument 51-101 standard in Canada, the reserves evaluation report for Dejour's leases at Kokopelli Field effective December 31, 2011, performed by Gustavson and Associates of Boulder, Colorado, projects the before tax discounted net present value 10% (NPV10) of proved undeveloped (PUD) reserves valued at $94 million and proven plus probable undeveloped (2P) reserves valued at $202 million in the Williams Fork section net to Dejour, while the Mancos is felt to hold a resource of at least comparable value.

“We are pleased to commence drilling operations at Kokopelli and secure this valuable asset for the long-term. While the initial number of wells drilled has been reduced to reflect current commodity prices, we are committed to drill, complete and initiate production at Kokopelli, preserving significant value for all of our stakeholders,” stated Harrison Blacker, President and COO.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (approximately 100,000 net acres) and Peace River Arch regions (approximately 11,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the availability of funding for future projects, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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